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                              March 16, 2023

       Shane O   Connor
       Chief Financial Officer
       UniFirst Corporation
       68 Jonspin Road
       Wilmington, MA 01887

                                                        Re: UniFirst
Corporation
                                                            Form 8-K Furnished
October 19, 2022
                                                            File No. 001-08504

       Dear Shane O   Connor:

               We have reviewed your March 10, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 1, 2023 letter.

       Form 8-K Furnished October 19, 2022

       Exhibit 99, page 1

   1. We have reviewed your response to comment 2. In considering the nature of these expenses, we note from
page 28 of your Form 10-K, the development of your CRM
                                                        system is intended to
"improve functionality, capability and information flow as well as increase automation in
servicing [y]our customers." Additionally, within your risk
                                                        disclosures on page 10
of your From 10-K, you state that an inability to implement and operate the CRM and ERP
systems "could materially disrupt [y]our operations, adversely impact the servicing of
[y]our customers and have a material adverse effect on [y]our financial results." In
regards to your investments in the UniFirst brand, we note your press release from March 2022
listed on your website, titled "UniFirst Launches First National
                                                        Brand Campaign in
86-Year History." The press release discusses the campaign launch in
                                                        March 2022 highlighting
various commercial spots in select U.S. and Canadian markets
 Shane O   Connor
UniFirst Corporation
March 16, 2023
Page 2
         and marketing of your "Always Deliver" campaign. While these projects may be
         "extraordinary and transformational project[s] for the Company without precedent in the
         Company   s recent history," based on the nature of these "key
initiatives," these expenses
         would appear to be fundamental to the growth and continuing operations of the Company, and as such it would appear these expenses would be reflective of normal operating expenses necessary to operate and grow your business. Refer to Question 100.01 of the
         staff   s Compliance & Disclosure Interpretations on Non-GAAP
Financial
         Measures. Please revise, or advise accordingly.
       You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.



FirstName LastNameShane O   Connor                             Sincerely,
Comapany NameUniFirst Corporation
                                                             Division of
Corporation Finance
March 16, 2023 Page 2                                        Office of Trade &
Services
FirstName LastName